Exhibit 99.1

www.battlemtngold.com TSX.V – BMG OTC.QB - BMTNF
300 - 1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772 F.604.684.6024

September 2, 2014

BATTLE MOUNTAIN GOLD INC. ANNOUNCES ASSAY RESULTS AND AN EXPLORATION UPDATE
FOR ITS LEWIS GOLD-SILVER PROPERTY IN NORTH-CENTRAL NEVADA

Battle Mountain Gold Inc. (the “Company”) (TSX-V: BMG) is pleased to announce that it has received assay results from 91 rock-chip samples collected from its Lewis gold-silver property. This 2,225 hectare (5,500 acre) land position lies directly adjacent to the Fortitude open-pit of Newmont, near the Town of Battle Mountain in north-central Nevada (Figure 1). As of December 31st, 2013*, the combined reserves and resources of the Fortitude and other deposits in the Phoenix mine complex contain 271 metric tonnes of gold (8.7 million troy ounces Au), 3,614 metric tonnes of silver (116 million troy ounces Ag) and 1.03 million metric tonnes of copper (2.27 billion pounds Cu). The Company’s Lewis property consists of 7 patented and 360 unpatented mining claims. Historic mining of gold, silver and base metals was accomplished along several northerly-trending lode systems in the claim group.

The Company commenced exploration of the Lewis property in late June. The work program consists of detailed geological surface mapping (1:2,000-scale) and geochemical rock sampling, with an emphasis on the geometric controls to gold-silver-and base metal-bearing fault and fracture systems. These target structures cut across several rock formations that have properties conducive to metals deposition, including the same formations that host ore in the Fortitude mine, located directly to the south.

More than eight mineralized zones are recognized in the Lewis property (Figure 1). The best understood gold-silver systems to date include the Virgin, Buena Vista, White-Shiloh and Trinity structural zones, which are open along strike and at depth. Gold- and silver-bearing portions of these zones exceed 1200 m for the Virgin, 1300 m for Buena Vista, 900 m for White-Shiloh and 1600 m for Trinity. In each of these mineralized systems there is evidence that higher gold grades are related to the intersection of steeply-dipping, northerly-striking target structures with northwesterly-striking cross-structures. Highlights of past drill-results include 45.7 m at 6.48 g/t Au from 61.0 m, including 6.1 m at 21.5 g/t Au from 73.2 m (Madison Minerals, MAD-31) at the Virgin; and 7.6 m at 5.44g/t Au and 69 g/t Ag from 12.2 m, including 3.0 m at 12.7 g/t Au and 691 g/t Ag from 12.2 m (MAD-64) at Buena Vista. The previous drilling at Buena Vista only tested the fault system to vertical depths of typically less 100 m from surface. The White-Shiloh and Trinity systems have not been the focus of exploration since the mid-1990s, when limited shallow drilling programs were undertaken by previous explorers.

* Newmont 2013 Annual Report filed on February 20, 2014

A total of 141 geochemical rock samples have been collected thus far from the southern portion of the property. The samples were collected from steeply dipping, northerly- and northwesterly-striking fault and fracture zones that are typically illitic clay-altered and characterized by iron-oxides that have formed from the weathering of pyrite, galena, sphalerite and locally arsenopyrite. The assay results are from outcrop samples from zones typically < 1 m thick that lie within broader belts of structure and hydrothermal alteration that range up to 75 m wide. Ninety one assay results have been received to date (Figures 2 and 3). Twenty three of these samples are from small prospect dumps, which have been excavated from nearby localities.

The samples return high values of gold, silver, lead and zinc. In summary, out of the 91 samples analyzed:
Au: 42 samples contain > 1 g/t; 13 contain > 5 g/t; 7 contain > 10 g/t with maxima of 99.9, 36.8 and 14.1 g/t Au. Only two of the samples > 5 g/t Au are from small prospect dumps.
Ag: 47 samples contain > 50 g/t; 21 contain > 200 g/t; 7 contain > 500 g/t with maxima of 1490, 1140 and 682 g/t Ag.
Pb and Zn: 38 samples contain > 1% Pb with a maximum of 11.0%; 10 samples contain > 1% Zn with a maximum of 6.2% Zn.

Several of the high-grade gold-silver results are from the Virgin and Buena Vista systems. However, some of the best assay values are from the White-Shiloh, Trinity and Galena areas (Figures 2 and 3), which have not been the focus of exploration since the mid-1990s. The geochemical results are encouraging and suggest that the Company will be able to delineate quality drill-targets after the completion of mapping and 3D-modelling of target structures and favorable host-rock units. Some of these drill targets will include the new areas of exploration interest.

The preliminary results from the airborne hyperspectral survey completed in mid-July show that gold-silver mineralization has a recognizable signature, related to the occurrence of illitic clay and iron-oxide minerals. The results from a recently completed ground-based spectroscopy survey confirm the hyperspectral data and will be used to enhance the interpretation of the airborne results. This integrated interpretation will be completed in mid-September. The integration of the hyperspectral clay and iron-oxide data with the assay- and mapping-results will further delineate drill targets.

Exploration work planned for the remainder of 2014 includes bedrock- and soil-sampling of the mineralized Buena Vista and Trinity fault systems, which will further quantify the sizes of these structures and better define areas for drilling. The relogging of diamond drill-core and reverse-circulation (RC) drill-chips from the Company’s past drill programs, which total 6,812 m core and 29,225 m RC, will be undertaken for the Virgin and Buena Vista structural zones. The integration of geological and geochemical data collected during the current program with that of previous explorers and results of past IP and TITAN geophysical surveys will be used to create a three-dimensional model of the gold-silver-base metal mineralization in the property area. The intersections of prospective fault and fracture zones with one another and favorable rock formations will be tested in 2015 by a diamond-core drill program designed to extend known zones of mineralization and discover new gold-silver-bearing bodies.

Dr Steve Garwin, the Technical Director of the Company and previous Chief Geologist for Newmont –Nevada (2000-2002), comments:

“The recent gold-silver and base-metal results from the Lewis property in the Battle Mountain district indicate the enhanced potential of the claim area. The high-grade assays not only highlight known areas of interest but indicate new areas that have not been explored in the past twenty years. All significant results will be followed up by additional mapping and sampling to determine the controls to high-grade mineralization in three-dimensions and tested by future drilling. The proximity of the Virgin and Buena Vista structural zones to the Fortitude open pit of Newmont is encouraging and indicates the resource potential of these historic lode systems. The White-Shiloh, Trinity and Galena systems are also of significant exploration interest.”

Qualified Person

Steve Garwin PhD, FAIG, FAusIMM, FSEG and Director of Battle Mountain Gold Inc. is a qualified person, as defined by NI 43-101. He is responsible for the preparation of the technical information in this news release.

To find out more about Battle Mountain Gold Inc. please visit our website at www.battlemtngold.com.

On behalf of the Board of Directors of
BATTLE MOUNTAIN GOLD INC.

“Chet Idziszek”
Chet Idziszek, President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility of the adequacy or accuracy of this release.

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.

Location Map
Reno
Lewis Property
Las Vegas
Miles
Nevada, USA
1,600,000 survey ftE
1,610,000 survey ftE
R 43 E
14,750,000 survey ftN
14,740,000 survey ftN
14,730,000 survey ftN
14,720,000 survey ftN
T 32 N
T 31 N
Newmont
Newmont
NEWMONT
Phoenix Mine Property
Fortitude Open Pit
Antler Peak
Circle Peak
White & Shiloh
Hider
Cow Canyon
Trinity
Central Virgin
Buena Vista South
Virgin
Meager
Southwest Peak
Filipinni
N. Hider Fault
Circle Peak Fault
Hider Fault
White and Shiloh Fault
Trinity Fault
Plumas Fault
Buena Vista Fault
Symbols
Contact
Thrust fault
Fault
Anticline, showing crestline
Syncline, showing crestline
U.S. public lands survey grid (Township and Range)
Mineralized zone
Mine, open pit
Ore body
Claim boundary
Geological Explanation
Tag Altered Granodiorite
Pj Jory Member pf the Havallah Fm
Pp Pumpernickle Formation
Pem Edna Mountain Formation
Pap Antler Peak Formation
Pb Battle Mountain Formation
Ch Harmony Formation
Dsc Scott Canyon Formation
Battle Mountain Gold Inc.
Battle Mountain District
Lander County, Nevada, USA
Lewis Property
Mineralized Areas
Figure 1
0
0.5
1
2

Pap
Pb
Ch
Ch
36.8
White - Shiloh
99.9
13.5
11.5
Trinity
14.1
Pe
Galena
Qc
Pp
Dsc
Buena Vista
Virgin
11.9
14.1
Tg
Tg
Pb
Ch
N
500m
Newmont open-pit
Geological Explanation
Colluvium (Qc)
Granodiorite (Tg)
Pumpernickle Fm (Pp)
Edna Mountain Fm (Pe)
Antler Peak Fm (Pap)
Battle Mountain Fm (Pb)
Harmony Fm (Ch)
Scott Canyon Fm (Dsc)
Thrust fault
Normal fault
Mine open-pit
Claim boundary
Au in rock (g/t)
> 10 (max = 99.9)
5 - 10
1 - 5
0.5 - 1
< 0.5
Size of square proportional to gold value
Values > 10 g/t Au are indicated

Figure 2: Gold in rock results and geology for the Lewis property of Battle Mountain Gold Inc.

Pap
Pb
Ch
Ch
1140
614
White - Shiloh
1490
567
682
Trinity
637
Pe
Galena
Qc
Pp
Dsc
546
Virgin
Buena Vista
Tg
Tg
Pb
Ch
Newmont open-pit
N
500m
Geological Explanation
Colluvium (Qc)
Granodiorite (Tg)
Pumpernickle Fm (Pp)
Edna Mountain Fm (Pe)
Antler Peak Fm (Pap)
Battle Mountain Fm (Pb)
Harmony Fm (Ch)
Scott Canyon Fm (Dsc)
Thrust fault
Normal fault
Mine open-pit
Claim boundary
Ag in rock (g/t)
> 500 (max = 1490)
200 - 500
50- 200
25 - 200
< 25
Size of square proportional to gold value
Values >500 g/t Ag are indicated

Figure 3: Silver in rock results and geology for the Lewis property of Battle Mountain Gold Inc.